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                                                                         (a)(11)

                    [LETTERHEAD OF STREAMLOGIC CORPORATION]


FOR IMMEDIATE RELEASE
---------------------


STREAMLOGIC WAIVES MINIMUM TENDER CONDITION TO ITS OFFER FOR EXCHANGE OF 6% CONVERTIBLE SUBORDINATED DEBENTURES

Chatsworth, Calif., November 13, 1996--StreamLogic Corporation (NASDAQ:STLC) announced Wednesday that it has waived the condition to its offer to exchange its 6% Convertible Subordinated Debentures due 2012 that at least 95 percent of the aggregate principal amount of such Debentures be tendered. The Exchange Offer is now for any and all of the Debentures. The other terms of the Exchange offer remain unchanged.

StreamLogic develops and markets leading-edge video delivery systems, digital media storage, and network RAID subsystems and data management solutions. Current product offerings include VIDEON, the industry's first family of video server systems, the innovative VDR 110 video editing appliance, the award-winning FWB Hammer storage product line and the industry leading RAIDION family of fault-tolerant network RAID and data management solutions. The company sells to OEMs and system integrators, and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are currently located in Chatsworth, California, but the Company has announced plans to consolidate in Northern California by April 1997.

StreamLogic, VIDEON, Hammer, and RAIDION are trademarks or registered trademarks of StreamLogic Corporation. Additional information on StreamLogic can be found at www.streamlogic.com.

For more information, please contact:  Barbara V. Scherer  (818) 701-8402
                                       Vivien Avella       (818) 701-8419

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